

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 21, 2006

via U.S. mail and facsimile

Mr. Howard C. Wadsworth
Senior Vice President, Treasurer and Secretary
Xanser Corporation
2435 North Central Expressway
Richardson, Texas 75080

> **RE: Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **File No. 1-5083**

Dear Mr. Wadsworth:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Consolidated Results of Operations, page 12</u>

2. Please discuss in greater detail the business reasons for the tight to negative operating income margins in your technical services in the United States over the last three years. Please also discuss in greater detail the reasons for the decrease in revenues and operating income for all of your services in the information technology and government services segment over the last three years. Please refer to Item 303 of Regulation S-K.

<u>Liquidity and Capital Resources, page 16</u>

3. Please provide a more comprehensive discussion of the cash provided from operating activities by your segments over the last three years. This enhanced disclosure should discuss the business indicators of liquidity in the context of your business on both a short and long-term basis. Your disclosure should also include the impact of your acquisition of Furmanite on your liquidity on a short and long-term basis. You should also quantify the disclosures wherever possible. Please refer to Item 303 of Regulation S-K.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page F-3</u>

4. We note that your Other costs and expenses in the amount of $769,000 in 2005 consists of a gain on the sale of software of $2.1 million and a write-down of facilities of $1.3 million. Since these amounts are individually material, please disclose the nature of the transactions and present the transaction amounts in separate line items in your statement of operations. Please refer to Rule 5.03 (9) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

5. You disclosed non-cash expenses of $1,333,000 in 2005. This amount is material in relation to net cash provided by operating activities. Please provide a further breakdown of the amounts that comprise this non-cash expense in your statements of cash flows. Please refer to paragraph 29 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies

Inventories, page F-8

6. Your costs of products sold exceeded the sales of your products in 2005 and for the three months ended June 30, 2006 and September 30, 2006. In addition, your inventory balance has increased during 2006. Based on the negative gross margins of your product sales for 2005 and for most of 2006, please tell us why you believe that your inventory is stated at the lower of cost or market value. Please also disclose the inventory amounts written-off due to obsolescence in 2006, 2005 and 2004.

Revenue Recognition, page F-9

7. You disclosed that you recognize revenues in your information technology and government services segment under long-term contracts under the proportional performance method or on a straight-line basis. Please disclose under which circumstances you recognize revenues under the proportional method and under which circumstances you recognize revenues on a straight-line basis. You also disclosed that the accounting policies for revenue recognition conform to EITF 00-21. Please disclose your accounting policy for recognizing revenue under multiple element arrangements. Please also tell us what consideration you have given to SOP 97-2 and how your accounting policies conform to this SOP.

Note 5 – Property and Equipment, page F-17

8. Your useful life for technical services of 3-20 years is very broad. Please breakout the technical services line item into smaller and more meaningful components and separately disclose the range of useful lives for each new technical services category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

<u>Form 10-Q for the period ended September 30, 2006</u>

<u>General</u>

9. Please address the comments above in your interim filings as well.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

10. Please revise your management's discussion and analysis to disclose the impact of the acquisition of the operations of Flowserve U.S. on your revenues, cost of revenues, operating income and net income in 2006. Please refer to Item 303 of Regulation S-K.

<u>Form 8-K report filed on December 31, 2005</u>

<u>Financial Statements of Business Acquired</u>

11. We note that you have provided unaudited financial statements for GSG. Please note that given the significance of this acquisition, your Form 8-K/A dated December 31, 2005 may be considered substantially deficient and, therefore, not filed in a timely manner for purposes of Forms S-2 and S-3 eligibility. Further, until you file audited financial statements reporting on the operations of the acquired business for a time span equal to the periods for which audited financial statements are required by Rule 3-05 of Regulation S-X, certain registration statements under the Securities Act of 1933 and post-effective amendments to registration statements may not be declared effective. In addition, you should not make offerings pursuant to effective registration statements, or pursuant to Rules 505 and 506 of Regulation D, where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required audited financial statements are filed.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Branch Chief